Exhibit 99.1

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Progen Pharmaceuticals Limited

ABN
82 010 975 612

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Maximum of 24,709,097 fully paid ordinary shares (New Shares)

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

New Shares will be issued on the terms set out in the Offer Document for the pro-rata non-renounceable rights issue (Rights Issue) dated 17 April 2013 and lodged with ASX on the same date.

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•                the date from which they do

•                the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•                the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes. New Shares will rank equally with existing fully paid ordinary shares

5	Issue price or consideration	$0.21 per New Share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Funds raised from the issue of shares under the Rights Issue will be used for continued preclinical and clinical development of PG545, and continued development of PI-88. Proceeds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B Page 2	04/03/2013

Appendix 3B

New issue announcement

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	Not applicable

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Not applicable

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

22 May 2013

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	49,418,194	Fully paid ordinary shares

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 3

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	90,000 1,000,000	Options exercisable at $0.29 each Options expiring 13 March 2016 exercisable at $0.30 each

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company currently has no dividend policy

Part 2 - Pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1 New Share for every 1 fully paid ordinary share held

14	+Class of +securities to which the offer relates	Fully paid ordinary shares

15	+Record date to determine entitlements	26 April 2013

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No

17	Policy for deciding entitlements in relation to fractions	No rounding policy required as New Shares are offered on a 1 for 1 basis

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Taiwan, United States of America, Singapore, Canada, Hong Kong, United Kingdom, Papua New Guinea, Ireland

+ See chapter 19 for defined terms.

Appendix 3B Page 4	04/03/2013

Appendix 3B

New issue announcement

19	Closing date for receipt of acceptances or renunciations	15 May 2013

20	Names of any underwriters	Mercer Capital Pty Ltd

21	Amount of any underwriting fee or commission	$100,000 (plus GST) and 1,000,000 options expiring 13 March 2016 exercisable at $0.30 each

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	1 May 2013

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	17 April 2013

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 5

Appendix 3B

New issue announcement

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	22 May 2013

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐	All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	04/03/2013

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•           the date from which they do

•           the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•           the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1                                       +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                       We warrant the following to ASX.

•                                         The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                         There is no reason why those +securities should not be granted +quotation.

•                                         An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                         Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                         If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                       We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                      We give ASX the information and documents required by this form.  If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	Date: 16 April 2013

Print name:	Blair Lucas, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8	04/03/2013